VF 12-17-03

** AM 12/12/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03051562

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
DEC 10 2003

SEC FILE NUMBER
8- 49804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Malachi Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Ponce de Leon, Suite 102
(No. and Street)

Atlanta	GA	30308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Porter Bingham (404) 261-3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road

Suite 350	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/12-18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Porter Bingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Malachi Group, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires March 27, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE MALACHI GROUP, INC.
FINANCIAL STATEMENTS AND SCHEDULES
For the Years Ended
September 30, 2003 and 2002
With Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

Stockholder and Board of Directors
of The Malachi Group, Inc.

We have audited the accompanying statement of financial condition of The Malachi Group, Inc., a wholly-owned subsidiary of Malachi Holdings, Inc., as of September 30, 2003 and 2002 and the accompanying statements of operations, cash flows and stockholder's equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As shown on the financial statements, the Company incurred losses of $424,683 and $977,719 during the years ended September 30, 2003 and 2002. In addition, the Company's largest asset at September 30, 2003 is a note receivable carried at $250,000 which may be unavailable for net capital purposes and to creditors in the event of liquidation of the Company. These factors, among others discussed in Notes G and K to the financial statements, raise substantial doubt as to whether the Company will be able to remain in existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, particularly the note receivable carried at $250,000, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

In our opinion, except for the effects of the matters discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of The Malachi Group, Inc. as of September 30, 2003 and 2002 and for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RUBIO CPA, PC

November 24, 2003
Atlanta, Georgia

THE MALACHI GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 3,253	$ 3,975
Advances to brokers	3,886	5,000
Due from clearing broker-dealer	16,619	134,263
Other receivables	10,436	21,452
Deposit with clearing broker-dealer	100,000	100,000
Furniture and office equipment, net	-	1,593
Prepaid expenses	48	5,066
Marketable securities	2,655	804
Deposits and other	-	8,066
Note receivable	250,000	-
Total assets	$ 386,897	$ 280,219

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities		
Bank overdraft	$ 43,972	$ 9,018
Accounts payable	49,973	40,304
Due to clearing broker-dealer	20,563	4,480
Accrued commissions and wages	19,168	5,436
Payroll taxes accrued and withheld-past due	116,873	10,034
Total liabilities	250,549	69,272
Stockholder's equity:		
Common stock, no par value $.01 stated value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	1,531,100	1,196,100
Retained earnings (deficit)	(1,395,752)	(986,153)
Total stockholder's equity	136,348	210,947
	$ 386,897	$ 280,219

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 1,107,625	$ 1,946,628
Trading	262,169	4,196
Investment banking	234,091	210,858
	1,603,885	2,161,682
EXPENSES:		
Employee compensation and benefits	875,532	1,248,871
Clearing costs and payments to other broker-dealers	425,148	503,391
Communications	21,730	35,903
Occupancy	6,943	18,996
Management fees	454,726	992,709
Other operating expenses	229,405	345,531
Total expenses	2,013,484	3,145,401
NET LOSS BEFORE INCOME TAXES	(409,599)	(983,719)
INCOME TAX EXPENSE (BENEFIT)	-	(6,000)
NET LOSS	$ (409,599)	$ (977,719)

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED EARNINGS	TOTAL STOCKHOLDER'S
	SHARES	AMOUNT	CAPITAL	(DEFICIT)	EQUITY
Balance, September 30, 2001	100,000	$ 1,000	$ 454,100	$ (8,434)	$446,666
Capital contributions from parent			742,000		742,000
Net loss				(977,719)	(977,719)
Balance, September 30, 2002	100,000	1,000	1,196,100	(986,153)	210,947
Capital contributions from parent:					
Cash			85,000		85,000
Note receivable			250,000		250,000
Net loss				(409,599)	(409,599)
	100,000	$ 1,000	$1,531,100	$(1,395,752)	$ 136,348

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (409,599)	$ (977,719)
Adjustments to reconcile net income to net cash provided by operating activities:		
Chargeoff of deposits	8,066	
Depreciation and amortization expense	1,593	4,821
Decrease (increase) in due from clearing broker dealer	117,644	(93,048)
Decrease in other receivables	11,016	25,713
Decrease in prepaid expenses	5,018	6,830
Increase in bank overdraft	34,954	9,018
Increase in accounts payable	9,669	4,755
Increase in due to clearing broker-dealer	16,083	4,480
Increase (decrease) in accrued commissions	13,732	(15,588)
Decrease in income taxes payable	-	(6,000)
Increase (decrease) in payroll taxes accrued and withheld	106,839	(32,961)
Net cash provided (used) by operating activities	(84,985)	(1,069,699)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated loans	-	3,800,000
Repayment of subordinated loans	-	(3,800,000)
Advances to brokers	1,114	(5,000)
Proceeds from capital contributions	85,000	742,000
Net cash provided by financing activities	86,114	737,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease (increase) in marketable securities	(1,851)	206
Deposit with clearing broker dealer	-	(100,000)
Decrease (increase) in other assets	-	1,358
Net cash provided (used) by investing activities	(1,851)	(98,436)
NET INCREASE (DECREASE) IN CASH	(722)	(431,135)
CASH AND CASH EQUIVALENTS:		
At beginning of year	7,975	435,110
At end of year	$ 3,253	$ 3,975

THE MALACHI GROUP, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
SUPPLEMENTARY INFORMATION:		
Interest paid	$ -	$ 3,694
Non-cash transaction:		
Capital contribution of note receivable	$ 250,000	$ -

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003 and 2002

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company was incorporated in Georgia on October 25, 1996 and is a wholly-owned subsidiary of Malachi Holdings, Inc. ("MHI").

The Company's primary activities are brokerage of securities and investment banking services.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements that add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense accounts as incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the Company's statement of income for the applicable period.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The company maintains its bank accounts at high quality institutions. Bank balances at times, may exceed federally insured limits.

Revenues: Commission income and expenses are recorded on a trade date basis. Securities transactions of the Company are also recorded on a trade date basis.

Securities: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes: The Company is included in the consolidated federal income tax return filed by MHI. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from MHI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

THE MALACHI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003 and 2002

NOTE B – SUBORDINATED LOANS

On separate occasions during 2002, the Company borrowed $1,800,000 and $2,000,000 under subordination agreements, which allowed the loan liabilities to qualify as net capital. Both loans were outstanding for less than one week. Loan origination fees for the loans totaled $45,000 and interest was approximately $4,000.

NOTE C – RELATED PARTIES

The Company has a management agreement with MHI. Management fees for 2003 and 2002, which are discretionary, were approximately $455,000 and $993,000, respectively. MHI pays certain general and administrative expenses for the Company and provides the Company with the use of office facilities and certain office equipment which are leased by MHI.

MHI's sole source of revenues during 2003 and 2002 was management fees from the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency or principal transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

THE MALACHI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003 and 2002

NOTE E – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $125,881 which was $25,881 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.99 to 1.0. See Note K for important information regarding net capital.

NOTE F – INCOME TAXES

The provision for income taxes is summarized as follows:

	2003	2002
Current income taxes	$ -	$ (6,000)
Deferred income taxes	-	-
Income tax expense	$ -	$ -

Deferred income taxes are recognized for the effects of net operating loss carryforwards for income tax purposes and temporary differences between the basis of assets and liabilities for financial and income tax purposes.

Significant components of deferred tax assets are as follows:

	2003	2002
Deferred tax assets arising from net operating losses	$ 335,000	$ 230,000
Deferred tax valuation allowance	(335,000)	(230,000)
Net deferred tax asset	$ -	$ -

NOTE F – INCOME TAXES (continued)

The Company has recorded a valuation allowance for the deferred tax asset at September 30, 2003 and 2002, equal to the deferred tax asset because it is more likely than not that the net operating loss carry forward will not be realized before it expires in 2023.

At September 30, 2003, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income, of approximately $1,340,000, which expires in 2023.

NOTE G – GOING CONCERN

The Company incurred operating losses for the years ended September 30, 2003 and 2002 of $424,683 and $977,719 and the Company and its parent, MHI, are unable to pay their obligations to creditors as they become due, including obligations to taxing authorities for payroll taxes accrued and withheld. In addition, the Company's largest asset, a note receivable from a company of unknown credit worthiness, may prove difficult to collect and may not be available to creditors or as an allowable asset in the Company's computation of net capital (See Notes E and K). At September 30, 2003, a creditor of the MHI has commenced litigation seeking repayment of a loan to MHI for $825,000 and another creditor has threatened litigation to seek repayment of a past due loan for approximately $150,000. The Company is dependent on capital contributions from MHI to fund its losses and meet its net capital requirements (See Note E). These conditions raise substantial doubt about the Company's ability to continue as a going concern as of September 30, 2003.

NOTE H – CONCENTRATION

Approximately 21% and 22% of commission revenue earned in 2003 and 2002, respectively, arose from transactions for a single customer.

NOTE I – ADVERTISING

The Company incurred approximately $26,000 and $8,000 of advertising expense during 2003 and 2002, respectively.

THE MALACHI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003 and 2002

NOTE J – LITIGATION

The Company is engaged in litigation as defendant in the ordinary course of business. At September 30, 2003, the Company has two active cases involving former brokers seeking commissions. The estimated cost of settling these cases of approximately $23,000 is included in accrued commissions in the accompanying balance sheet.

NOTE K – NOTE RECEIVABLE

On May 15, 2003, the Company was awarded an "Investment Certificate" from Geneva Capital Partners LLC, a face certificate company. The certificate was originally issued based on ostensive equity in real estate owned by the parent company's majority stockholder. On September 26, 2003, the equity in real estate was replaced by $250,000 of cash transferred to Geneva Capital by the parent company's majority stockholder. The certificate is, in effect, a note receivable backed solely by the assets of the issuing company. The issuing company has incurred significant losses during the most recent period for which financial statements are available. The note is due May 15, 2033, but may be redeemed before maturity without penalties on May 15, 2006. The note bears interest at 6% and may be surrendered at any time subject to withdrawal penalties of 6% for 2003 and 2004. The accompanying computation of net capital classifies this note receivable as an allowable asset, without any haircut, which is consistent with the note's classification in all reports to the NASD and SEC since May 15, 2003. The NASD has requested that the SEC review whether this classification is correct. The SEC has not yet responded to this request. A determination by the NASD and SEC that the note receivable is a non-allowable asset would have an immediate adverse effect on the Company's ability to meet its net capital requirements and the Company may lose its authority to operate as a registered broker-dealer.

THE MALACHI GROUP, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934
September 30, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

THE MALACHI GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

September 30, 2003

Net Capital	
Total stockholder's equity qualified for net capital	$ 136,348
Deduction for non-allowable assets:	
Advances to brokers	3,886
Other receivables	5,748
Prepaid expenses	48
Non-allowable marketable securities	455
	10,137
Net capital before haircuts	126,211
Less haircuts	(330)
Net capital	$ 125,881
Aggregate Indebtedness - liabilities	$ 250,549
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 100,000
Excess net capital	$ 25,881
Ratio of aggregate indebtedness to net capital	1.99 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2003

Net capital as reported in FOCUS, Part IIA	$ 146,204
Audit adjustments	
To adjust other receivable to collectible amount	(5,470)
To record additional liabilities for payroll tax payment penalties	(11,000)
To record estimated losses from litigation progress	(11,500)
To record commissions payable	(7,668)
To adjust accounts payable	9,910
To record additional receivable from clearing broker-dealer	3,132
To write off old outstanding checks	2,273
Net capital as reported above	$ 125,881

THE MALACHI GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

THE MALACHI GROUP, INC.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF SEPTEMBER 30, 2003

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED SEPTEMBER 30, 2003

The Company had no liabilities subordinate to claims and general creditors during the year.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owners of
THE MALACHI GROUP, INC.:

In planning and performing our audit of the financial statements of The Malachi Group, Inc. for the year ended September 30, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by The Malachi Group, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 24, 2003
Atlanta, Georgia



RUBIO CPA, PC